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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. 1)

                              ENVIROQ CORPORATION
                              -------------------
                                (Name of Issuer)

                              Enviroq Corporation
                              -------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   29409M107
                     -------------------------------------
                     (CUSIP Number of Class of Securities)

                                William J. Long
                              Enviroq Corporation
                         3918 Montclair Road, Suite 206
                           Birmingham, Alabama 35213
                                 (205) 870-0588

                                With copies to:

                              John K. Molen, Esq.
                         Bradley Arant Rose & White LLP
                          2001 Park Place, Suite 1400
                         Birmingham, Alabama 35203-2736
                                 (205) 521-8238
                         ------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                November 9, 1998
                                ----------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)
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This Amendment No.1 amends the statement on Schedule 13E-4 filed on November 9,
1998 (the "Schedule 13E-4") by Enviroq Corporation, a Delaware corporation ("Enviroq"), relating to Enviroq's offer to redeem (the "Offer to Redeem") exactly 42.698013% of the shares of common stock ("Enviroq Stock"), par value $0.01 per share, of Enviroq tendered by the stockholders of Enviroq for $5.220612 per share of Enviroq Stock. This Amendment No.1 is being filed for the purpose of notifying the Securities and Exchange Commission of the expiration and consummation of the Offer to Redeem. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13E-4.

Item 4.           Interest in Securities of the Issuer.

                  The Offer to Redeem expired at 9:00 a.m., Central Time, on December 15, 1998. On December 15, 1998, following the expiration of the Offer to Redeem, Enviroq accepted for payment a total of 338,558 shares of Enviroq Stock pursuant to the Offer to Redeem, at an aggregate purchase price of $1,767,480.07.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

         DATED: December 23, 1998

                                                ENVIROQ CORPORATION


                                    By:      /S/ WILLIAM J. LONG
                                       ---------------------------------------
                                    Name: William J. Long
                                    Its: President and Chief Executive Officer



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